Exhibit (a)(5)(v)

FOR IMMEDIATE RELEASE

GLOBALOPTIONS GROUP, INC. ANNOUNCES
PRELIMINARY RESULTS OF ITS TENDER OFFER

New York, NY – May 26, 2011 – GlobalOptions Group, Inc. (OTCBB: GLOI.OB) (“GlobalOptions” or the “Company”) announced the preliminary results of its partial tender offer, which expired at Midnight (one minute after 11:59 p.m.) on May 25, 2011.  GlobalOptions commenced the tender offer on April 27, 2011 to purchase up to 7,500,000 shares of its common stock, par value $0.001 per share, at a price of $2.60 per share, net to the seller in cash, without interest.

Based on the preliminary count by Continental Stock Transfer & Trust Company, the Depositary for the tender offer, approximately 9,628,299 shares of the Company’s common stock were properly tendered and not withdrawn, of which approximately 221,900 were tendered pursuant to the guaranteed delivery procedure described in the Company’s Offer to Purchase.  Accordingly, the Company expects to accept for purchase 7,500,000 shares at a purchase price of $2.60 per share, for a total cost of $19.5 million, representing approximately 54.8% of the shares outstanding.

Since the offer was oversubscribed, the number of shares that the Company will purchase from each tendering shareholder will be pro-rated.  Based upon the preliminary count, the Company estimates that the pro-ration factor will be approximately 77.895%.

The number of shares tendered and not withdrawn and the pro-ration factor are preliminary and are subject to final confirmation by the Depositary, including shares properly tendered pursuant to the guaranteed delivery procedure, odd lot preferences and conditional tenders.  The actual number of shares and the pro-ration factor will be announced promptly following completion of the verification process. Payment for shares accepted and the return of any shares tendered but not accepted will occur promptly after determination of the number of shares properly tendered.

MacKenzie Partners, Inc. served as the Information Agent for the tender offer.  Questions concerning the tender offer should be directed to MacKenzie Partners at (800) 322-2885.

GlobalOptions Group, Inc.

GlobalOptions (OTCBB: GLOI.OB) previously provided risk mitigation and management services.  Additional information regarding GlobalOptions is available at our website at www.globaloptionsgroup.com.

Statements in this press release regarding the Company’s business that are not historical facts are “forward-looking statements” that involve risks and uncertainties.  The Company wishes to caution readers not to place undue reliance on such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and as such, speak only as of the date made.  To the extent the content of this press release includes forward-looking statements, they involve various risks and uncertainties, including the successful integration of acquired businesses, projected financial information and the continued successful implementation of the Company’s business strategy.

Certain of these risks and uncertainties will be described in greater detail in the Company’s filings with the Securities and Exchange Commission.  GlobalOptions is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

Jeffrey O. Nyweide
Chief Financial Officer, Executive Vice President-Corporate Development,
   Treasurer and Secretary
GlobalOptions Group, Inc.
Tel: (212) 445-6262

Source: GlobalOptions Group, Inc.